Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com
AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

June 21, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp.
Registration Statement on Form S-4
Filed December 16, 2005
File No. 333-130412

Ladies and Gentlemen:

On behalf of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company” or “Sand Hill”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 to the Registration Statement on Form S-4 of Sand Hill (the “Amended S-4”), including exhibits.

The Amended S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Humphrey P. Polanen, dated June 14, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to Amendment No. 3 to the Registration Statement on Form S-4.

We supplementally advise the Staff that the supplemental disclosures contained in the letter of this firm to the SEC dated June 19, 2006, are reproduced in identical fashion in the Amended S-4 other than the following:

1. The paragraph on pages 44 and 123 of the Amended S-4 related to the payment of the expected costs of liquidation and dissolution have been amended. The previous disclosure stated that "Sand Hill currently expects that the costs associated with the implementation and completion of the plan of dissolution and liquidation would not be more than approximately $50,000. Sand Hill does not currently possess these resources and would need to seek advances from members of Sand Hill management or from other sources. There can be no assurances that such advances will be obtained." The revised disclosure states that "Sand Hill currently expects that the costs associated with the implementation and completion of the plan of dissolution and liquidation would not be more than approximately $50,000. Sand Hill anticipates that members of Sand Hill management will advance Sand Hill the funds necessary to complete such dissolution and liquidation."

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 2

2. Additional disclosure has been added to the first full risk factor on page 44 of the Amended S-4 to state that "Humphrey P. Polanen, chairman of the board and chief executive officer of Sand Hill, will be personally liable to pay debts and obligations, if any, to creditors that are owed money by Sand Hill in excess of the net proceeds of Sand Hill’s initial public offering not held in the trust account. As of the date of this joint proxy statement/prospectus such amounts are estimated to be approximately $400,000 at the closing of the merger. Based on information obtained from such individual, Sand Hill currently believes that such person is of substantial means and capable of satisfying such debts and obligations even though Sand Hill has not requested him to reserve for such an eventuality. However, there is no assurance that Mr. Polanen will be able to satisfy those obligations."

3. Additional disclosure has been added to the paragraph under the Expected Case Forecast table on page 63 of the Amended S-4 to state that "St. Bernard's revenue growth was 13% for the year ended December 31, 2005. Revenues for St. Bernard were down approximately 5.4% in the first quarter of 2006 in comparison to the first quarter of 2005 (although subscription revenues were up 26.7% in the same period."

      4. The additional sentence in the fourth full paragraph of page 64 of the Amended S-4 has been revised to replace the $1.3 million figure with $2.1 million and to replace the $104.7 million figure with $104.0 million.

5. The words "initial public offering" were added in the first sentence of the final paragraph on page 123 of the Amended S-4 to correct a typographical error.

General

1.    Please ensure that the marked version of your S-4 filed on EDGAR is accurate. There are several locations where changed items were not marked. For instance, you revised the second question on page 8 and the options disclosure on page 135, yet such changes were not marked. In order to facilitate our review, please ensures that marked versions filed on EDGAR are accurate.

We note the Staff’s comment and supplementally advise the Staff that we have attempted to ensure that the marked version of the S-4 filed on EDGAR is accurate.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 3

2.            Please make it clear throughout the prospectus that the shareholders are voting on the agreement and plan of merger, as amended. For example, see the disclosure in the letter to stockholders.

The Amended S-4 has been revised to include the suggested disclosure on the Sand Hill and St. Bernard letters to stockholders and notices of special meetings, as well as the proxy cards. A reference has also been added to the annexes portion of the Amended S-4 on page (v) to state that all references to the merger agreement refer to the agreement and plan or merger, as amended.

3.            We note that one of the proposals is to vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes to approve the merger. Please disclose the impact of this proposal with the requirement that the merger be completed by a specific date, i.e., July 27, 2006.

The Amended S-4 has been revised on the Sand Hill letter to stockholders, the Sand Hill notice of special meeting, pages 3 and 18, as well as the proxy card, to state that the special meeting may not be adjourned to a date later than July 27, 2006.

Interests of Sand Hill Directors and Officers in the Merger, page 19

4.            Please explain the terms of the loans by the affiliated entities. State the interest rate and the due date. Explain the statement that it is “unlikely” these amounts will be repaid if the company is forced to liquidate. Please state whether these entities have agreed to waive any claim against the trust.

The Amended S-4 has been revised on pages 21, 42, 65, 127 and 143 to include the suggested disclosure. We supplementally advise the Staff that the Amended S-4 has been revised on pages 21, 42 and 65 to delete the statement that it is “unlikely” these amounts will be repaid if Sand Hill is forced to liquidate and replace it with a statement that if Sand Hill is forced to liquidate the amounts owing under these loans will remain unsecured claims against the Company.

5.    Please state the interest rate on the bridge loans provided by the Broomfield Family Trust. Also, we note the issuance of warrants as part of the bridge loan. Please disclose the exemption relied upon in this private placement and the facts supporting your reliance upon the exemption. Also, please explain how the exercise price will be determined. Is the market price that of the merged entity? Lastly, please explain the security that was used to secure the promissory notes.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 4

The Amended S-4 has been revised on pages 21, 22, 42, 65, 66, 121, 143, 144 and 153 to include the suggested disclosure. We supplementally advise the Staff that the exemption being relied upon for the issuance of the warrants is that the issuance is a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"). The offer of the warrants was incident to the extension of the loan and was not pursuant to any general solicitation of the Broomfield Family Trust. The Broomfield Family Trust is an accredited investor, as defined in Rule 501(a) of Regulation D promulgated under the Act, had a pre-existing relationship with St. Bernard and Sand Hill (through Mr. Broomfield) and was afforded the opportunity to ask questions of St. Bernard and of Sand Hill to assess whether to make the investment (once again, through Mr. Broomfield).

Sand Hill and St. Bernard Selected Historical Financial Data, pages 26 and 27

6.            Please revise your statements of operations data to include the comparable interim period (in this case March 31, 2005) as required by Item 301 of Regulation S-K.

The Amended S-4 has been revised on pages 28 and 29 to include the suggested disclosure.

Comparative Per Share Information, page 30

7.            Please revise to include the interim period ending March 31, 2006 historical per share information (net loss per share and book value per share) for St. Bernard and Sand Hill.

The Amended S-4 has been revised on page 32 to include the suggested disclosure.

Risk Factors, page 32

8.   We note your response to comment 10 of our letter dated May 17, 2006. You disclose that St. Bernard has a history of “intermittent losses” and has not been profitable on a “consistent basis.” Your revision implies that there are intermittent periods where you do not have losses and that you have achieved profits, but just not consistently. If that is indeed the implication you intended, please revise to substantiate. Additionally, the risk factors section is intended to convey risks to the company. Please revise to remove the beneficial statement that you believe St. Bernard will be profitable. We note similar disclosure on page 55.

The Amended S-4 has been revised on pages 34, 58 and 59 to delete the referenced disclosure. The referenced risk factor has been revised on page 34 as suggested.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 5

Sand Hill Reasons for the Merger, page 51

9.            We note the additional disclosure on page 51 concerning the decline in the EV/S multiples and slowdown in growth of revenues in the first quarter in 2006. Please revise to elaborate on the slowdown in growth of revenues and decline in multiples and how that relates to the value of St. Bernard. For instance, how does a 22 percent decline in the public sample’s EV/S impact St. Bernard’s billings and revenues that occurred in the noted first quarter. Explain how those two factors are adequately remedied by the withholding of 15.6 percent of the merger consideration.

The Amended S-4 has been revised on page 54 to include the suggested disclosure regarding St. Bernard’s revenue slowdown and the decline in EV/S multiples. The reference to “in order to ensure a fair transaction . . .” has been deleted. The Amended S-4 has been revised on page 55 to note that the percentage being withheld from the merger consideration was less than the percentage decline in the EV/S multiples but greater than the percentage decline in St. Bernard's revenues in the first quarter of 2006 in comparison to the first quarter of 2005.

10.         We note the additional disclosure that St. Bernard has a “superior business model.” Please revise to explain this statement and clarify the companies in which St. Bernard is considered superior to.

The Amended S-4 has been revised on page 56 to delete the reference to the word superior.

Due Diligence and Valuation, page 55

11.          We note the disclosure on page 56 that after taking into account the recent decrease in industry averages, St. Bernard has a private company value of approximately $58 million. In response to comment 18, you assert that the price paid by Ai-Investments is indicative of the value investors place on private companies. Based on the sale of shares to Ai-Investments, the private value of the company appears to have been worth substantially less than the disclosed approximation of $58 million. Please revise to reconcile your disclosure.

The Amended S-4 has been revised on page 58 to address the Sand Hill board’s consideration of the implied value of St. Bernard given by the Ai-Investments private placement and to note why the Sand Hill board did not view that implied valuation as necessarily indicative of the value of St. Bernard as a going concern.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 6

12.          We note the additional language on page 57 in response to comment 21 of our letter dated May 17, 2006. We also note that of the 12 comparable companies listed on page 57, only four had losses and those four have EV/Sales ratios that range from 1.1 to 2.3, with a mean of 1.65. The profitable companies have EV/Sales ratios that range from 2.83 to 6.13, with a mean of 3.99. There appears to be a disparity between the ratios of profitable companies and those with losses. As such, it is still not clear how inclusion of the profitable companies is reasonable and does not cause an overstatement in the estimated value ranges of St. Bernard. Please revise to fully explain.

The Amended S-4 has been revised on page 62 to include a paragraph noting that EV/S ratios of the four companies that had losses had an average EV/S ratio of 1.65x and compared it to the 1.75x EV/S ratio currently being paid in the merger.

13.          We note that in the “expected case forecast” revenue growth is projected at 22 percent in 2006 and increases each year. Please revise to clarify if this is consistent with the actual recent financial year to year changes St. Bernard has experienced. Specifically, clarify if it is consistent with the changes from 2003 through the first quarter of 2006. If not, explain why the expected numbers are reasonable.

The Amended S-4 has been revised on page 63 to show the average revenue growth for the years 2003, 2004 and 2005 and how the Sand Hill board felt that this supported the projection assumptions used in the expected case forecast. We supplementally advise the Staff that additional disclosure has been added to the paragraph under the Expected Case Forecast table on page 63 of the Amended S-4 to state that "St. Bernard's revenue growth was 13% for the year ended December 31, 2005. Revenues for St. Bernard were down approximately 5.4% in the first quarter of 2006 in comparison to the first quarter of 2005 (although subscription revenues were up 26.7% in the same period."

14.          Given the first quarter 2006 results, discuss any revisions to the DCF value.

We supplementally advise the Staff that the Sand Hill board did not revise its DCF value based on St. Bernard’s first quarter results. Because the DCF values were derived using estimates of annual financial performance, the Sand Hill board did not believe that a revised DCF analysis based on one quarter's results was warranted.

15.          We note the fiscal year 2005 revenue estimates were above the actual results. Discuss the impact this has on the valuation.

The Amended S-4 has been revised on page 64 to include the suggested disclosure.

16.          In discussing the historical revenue growth of St. Bernard, discuss the 2005 results and the first quarter of 2006.

The Amended S-4 has been revised on page 58 to add St. Bernard’s revenue results for the first quarter of 2006 as a negative factor considered by the Sand Hill board.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 7

Material United States Federal Income Tax Consequences of the Merger, page 64

17.         We reissue comment 29 of our letter dated May 17, 2006. Please file a validly executed tax opinion.

We supplementally advise the Staff that a validly executed tax opinion has been filed as Exhibit 8.1 to the Amended S-4.

Legal Proceedings, page 95

18.         We reissue prior comment 30 of our letter dated May 17, 2006. Describe the facts underlying the proceeding. Also, if the claim were to be successful, discuss the impact this would have on your business, if known.

The Amended S-4 has been revised on page 104 to include the suggested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 99

19.          We reissue prior comment 31 of our letter dated May 17, 2006. We note that the agreement with BorderWare provides for payments only for products sold using the intellectual property licensed to the company. Please explain whether any of your products sold use this intellectual property. If so, please disclose the amount and percent of sales of the products sold using this intellectual property. Explain why this relationship is not material to your operations. If it is material, please file the license agreement as an exhibit. We may have further comment.

     The Amended S-4 has been revised on page 104 to include the suggested disclosure and to explain why this relationship is not material to St. Bernard’s operations.

Liquidation if No Business Combination, page 118

20.         We note that there is no assurance that Mr. Polanen would be able to satisfy his obligation to pay the debts of the company should you liquidate. We also note that you expect to have a liability of approximately $400,000 at the closing of the merger, of which $245,000 is currently subject to waiver agreements by creditors. Please revise to discuss the efforts made to ensure that Mr. Polanen will be able to satisfy his obligations to cover all liabilities in excess of the proceeds not placed in the trust account.

The Amended S-4 has been revised on page 124 to include the suggested disclosure.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 8

21.          We note the additional language in response to comment one of our letter dated May 17, 2006. It appears that the potential applicability of the DGCL presents risks that were not discussed or contemplated during your IPO. Please revise to include a risk factor to discuss the risk associated with the applicability of Sections 280 and 281 of the DGCL.

The Amended S-4 has been revised on page 43 to include the suggested risk factor.

22.         Please revise to clarify when a liquidation would occur allowing your shareholders to receive their funds based on the applicability of Sections 280 and 281 of the DGCL. Discuss the timing of the liquidation of the trust as it relates to the dissolution of the company.

The Amended S-4 has been revised on pages 123 and 124 to include the suggested disclosure.

23.          Explain how the costs associated with dissolution will be paid, in particular the costs associated with the filing of the proxy that would appear to be required for the shareholder vote.

The Amended S-4 has been revised on page 123 to include the suggested disclosure.

24.          Add a risk factor relating to potential claims by any third parties against the trust that may arise if the company does not complete the business combination.

The Amended S-4 has been revised on page 44 to include the suggested risk factor.

25.          Clarify those potential creditor claims that have not executed a waiver. Also provide us with those claims for which you have obtained a waiver.

The Amended S-4 has been revised on page 124 to include the suggested disclosure. We supplementally advise the Staff that set forth below is a list of creditors, as of May 24, 2006, from whom Sand Hill has obtained a waiver of claims against the trust fund and the approximate amounts owed such creditors as of that date:

1. Jenkens & Gilchrist ($180,000)
2. Block Consulting ($8,000)
3. Humphrey Polanen ($16,000)
4. Sand Hill Security LLC ($23,000)
5. Scott Broomfield ($1,300)
6. Software Equity Group LLC ($8,300)

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 9

26.          We note the statement that Mr. Polanen will be personally liable to pay debts and obligations “to vendors and other entities.” Clarify the use of the term “other entities.” Is Mr. Polanen liable for all of the liabilities if a business combination is not completed? If not, clarify those claims that are not covered by the indemnification agreement.

The Amended S-4 has been revised on page 22, 42, 65 and 124 to remove the term "other entities." We supplementally advise the Staff that Mr. Polanen is liable for the obligations of Sand Hill to its creditors in excess of amounts not placed in the trust account.

Directors and Management of the Combined Company Following the Merger, page 131

27.          We note your response to comment 32 of our letter dated May 17, 2006. We reissue the comment as you make reference to activities that are beyond five years that is not complete. Either remove such references or revise to elaborate on such disclosure.

The Amended S-4 has been revised on pages 137-139 to include the suggested disclosure.

28.          Disclose the business of C.E. Unterberg, Towbin and SprayCool.

The Amended S-4 has been revised on pages 138 and 139 as suggested.

29.          Please explain the statement that Mr. Ryan is a security consultant and corporate director since June 2003. Has he been a consultant or corporate director of St. Bernard during this time period?

The Amended S-4 has been revised on page 138 to delete the reference to Mr. Ryan being a security consultant and corporate director since June 2003. We supplementally advise the Staff that Mr. Ryan has not been a consultant or director of St. Bernard.

30.          We note the statement that the board of directors after the business combination will determine the compensation of the executive officers. If there are any understandings regarding compensation, formal of informal, please disclose.

We supplementally advise the Staff that there are no understandings regarding the compensation of executive officers after the business combination, formal or informal. It is the current expectation that the compensation of the executive officers would not change as a result of the completion of the merger. Future changes would be at the discretion of the combined company’s board of directors.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 10

Sand Hill IT Security Acquisition Corp. Financial Statements General

31.          We noted your response to our verbal comment on dated June 8, 2006; however, your conclusion does not appear consistent with the accounting principles set forth in EITF 00-19. In your response you state, “Net cash settlement is not provided for” in relation to the warrants. Paragraph 17 of EITF 00-19 states (a) if the warrants require physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Accordingly, the warrants must be classified as a liability because share settlement is not within the company’s control. Please advise or revise.

     We supplementally advise the Staff that the Company has amended its Annual Report on Form 10-KSB for the period ended December 31, 2005 and its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 to revise the accounting for the warrants issued in the Company’s initial public offering to conform to the accounting principles set forth in EITF 00-19. The Amended S-4 has been revised on page 125 to discuss the accounting for the warrants issued in the Company's initial public offering pursuant to EITF 00-19.

32.          Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

    We supplementally advise the Staff that the Company has amended its Annual Report on Form 10-KSB for the period ended December 31, 2005 and its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 to revise the accounting for the warrants issued in the Company’s initial public offering to conform to the accounting principles set forth in EITF 00-19.

33.          Consider whether additional disclosure in MD&A is required for the accounting treatment for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

We supplementally advise the Staff that the Company has amended its Annual Report on Form 10-KSB for the period ended December 31, 2005 and its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 to include additional disclosure in its MD&A. The Amended S-4 has also been revised on page 43 to add a risk factor to address potential volatility in earnings as a result of the accounting for the Company's warrants issued in its initial public offering.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 21, 2006
Page 11

Undertakings

34.          Please provide the undertakings required by Item 512(a)(4) and Item 512(g) of Regulation S-B.

    The Amended S-4 has been revised as suggested in Part II.

     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

                              /s/ Gregory J. Schmitt

Gregory J. Schmitt

GJS:dpc
Enclosures